As filed with the Securities and Exchange Commission on December 7, 2022

Registration Statement No. 333 –________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EUROSEAS LTD.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Euroseas Ltd. 4 Messogiou & Evropis Street 151 24 Maroussi, Greece 001 30 211 1804005 (Address and telephone number of Registrant's principal executive offices)	Seward & Kissel LLP Attention: Anthony Tu-Sekine, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Anthony Tu-Sekine, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ⌧

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ___________________________ ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (subject to completion dated December 7, 2022)

4,041,943 of our Common Shares Offered by the Selling Shareholders

The Selling Shareholders named in this Prospectus or their respective donees, pledgees, transferees or other successors in interest may sell in one or more offerings pursuant to this registration statement up to 4,041,943 of our common shares that were previously acquired in private transactions or in the open market. We refer to such common shares as the "Selling Shareholder Shares." The Selling Shareholders or their respective donees, pledgees, transferees or other successors in interest may, from time to time, sell, transfer or otherwise dispose of any or all of these common shares, including on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.  See "Plan of Distribution" beginning on page 12.  Information on the Selling Shareholders and the times and manners in which they may offer and sell our common shares are described under the sections entitled "Selling Shareholders" and "Plan of Distribution" in this prospectus.  While we will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder Shares, we will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.
The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.
Our common shares are currently listed on the Nasdaq Capital Market under the symbol "ESEA". On December 6, 2022, the last reported sale price of our common shares was $19.35 per share.
The securities to be sold under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.
An investment in these securities involves risks.  See the section entitled "Risk Factors" on page 7, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is December 7, 2022.

TABLE OF CONTENTS
Page
PROSPECTUS SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	6
SELLING SHAREHOLDERS	7
OUR CAPITALIZATION	8
DIVIDEND POLICY	9
PLAN OF DISTRIBUTION	10
DESCRIPTION OF CAPITAL STOCK	12
TAX CONSIDERATIONS	16
EXPENSES	22
EXPERTS	22
LEGAL MATTERS	22
WHERE YOU CAN FIND ADDITIONAL INFORMATION	22
GLOSSARY OF SHIPPING TERMS	24

i

ABOUT THIS PROSPECTUS

As permitted under the rules of the U.S. Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Euroseas Ltd., 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece, +30-211-1804005. See "Where You Can Find Additional Information."

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders have authorized any person to provide information other than that provided in this prospectus and the documents incorporated by reference. Neither we nor the Selling Shareholders are making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Euroseas," the "Company," "we," "us," "our," or similar references, mean Euroseas Ltd. and, where applicable, its consolidated subsidiaries, and the "Selling Shareholders" refers to those of our shareholders described in "Selling Shareholders" on page 9 of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Euroseas Ltd. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Euroseas Ltd. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	fluctuations in our stock price as a result of volatility in securities markets;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
ii

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage our manager's relationships and reputations in the container shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	acts of terrorism and other hostilities, including piracy;

•
the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus ("COVID-19"), including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns; and

•	other factors discussed in the section titled "Risk Factors."

WE CAUTION READERS OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.  WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENTS, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.  THESE FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF OUR FUTURE PERFORMANCE, AND ACTUAL RESULTS AND FUTURE DEVELOPMENTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.

Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to United States dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Commission using a shelf registration process.  The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 4,041,943 of our common shares that were previously acquired in private transactions or in the open market. This prospectus provides you with a general description of the securities the Selling Shareholders may offer.  Each time the Selling Shareholders offer securities, we may provide you with a supplement to this prospectus that will describe the specific information about the securities being offered and the specific terms of that offering.  The prospectus supplement may also add, update or change the information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under "Where You Can Find Additional Information."

iii

PROSPECTUS SUMMARY

This section summarizes some of the information and consolidated financial statements that appear later in this prospectus or in documents incorporated by reference herein. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later in this prospectus or in documents incorporated by reference herein. In this prospectus, references to "Euroseas," "Company," "we," "our," "ours" and "us" refer to Euroseas Ltd., and its subsidiaries, unless otherwise stated or the context requires.

We use the term "deadweight tons," or dwt, in describing the capacity of our vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term "twenty foot equivalent unit," or teu, the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the "Glossary of Shipping Terms" on page 28 of this prospectus.

Our Company

Euroseas Ltd. is a Marshall Islands company incorporated under the Business Corporations Act of the Marshall Islands, or BCA, on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd. ("EuroDry"), a separate publicly listed company also listed on the Nasdaq Capital Market (the "Spin-off"). Shareholders of the Company received one EuroDry share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. Our containerships transport dry and refrigerated containerized cargoes, mainly manufactured products and perishables. As of November 30, 2022, our fleet consisted of eighteen containerships. The total cargo carrying capacity of the eighteen containerships is 737,404 dwt or 58,871 teu. We also have nine feeder containership vessels under construction, expected to be delivered in 2023 and 2024. After the delivery of these newbuilding vessels, our fleet will consist of 27 vessels with a total carrying capacity of 1,027,612 dwt or 81,071 teu.
We actively manage the deployment of our fleet which is typically employed between short time charters, which generally last from several days to several months, and medium or long term time charters, which can last up to several years.  As of November 30, 2022, all our container vessels are under contract, except for one vessel undergoing repairs.
Vessels operating on medium and long term time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the short term charter market during periods characterized by favorable market conditions. Vessels operating in the short term charters market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.
We are constantly evaluating opportunities to increase the number of our vessels deployed on medium and longer term time charters upon expiration of our existing charters; however, we only expect to enter into longer term time charters if we can obtain contract terms that satisfy our criteria. We carefully evaluate the length and rate of the time charter contract at the time of fixing or renewing a contract, considering market conditions, trends and expectations.
We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings.

Our Fleet

As of November 30, 2022, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V (*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	-	Undergoing dry dock/repairs(**)
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Feb-23	$14,500
EMMANUEL P (*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P (*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 then CONTEX (***) basis ($13,000 floor and $21,000 ceiling)
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(****)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Dec-22 then until May-23	$16,800 $14,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers on the water	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment (*)	TCE rate ($/day)
GREGOS (*)	Feeder	37,237	2,800	Q1 2023	TC until Mar-26	$48,000
TERATAKI (*)	Feeder	37,237	2,800	Q2 2023	TC until June-26	$48,000
TENDER SOUL	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z	Feeder	37,237	2,800	Q1 2024
MONICA	Feeder	22,262	1,800	Q2 2024
STEPHANIA K	Feeder	22,262	1,800	Q2 2024
PEPI STAR	Feeder	22,262	1,800	Q2 2024
DEAR PANEL	Feeder	37,237	2,800	Q4 2024
SYMEON P	Feeder	37,237	2,800	Q4 2024
Total Vessels under construction	9	290,208	22,200
Notes:
(*)(+)
TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)
Repairs refer to tailshaft system damage found while the ship was in drydock. Hull & Machinery and Loss of Hire underwriters have been notified and the managers are presently working to evaluate necessary repair options.

(***)
The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers' Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for containerships. It is based on assessments of the current day charter rates of six selected containership types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(****)	Rate is net of commissions (which are typically 5-6.25%).
We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels, typically, in time charter contracts of various durations.

Management of Our Fleet

The operations of our vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Manager"), an affiliated company. Eurobulk manages our fleet under a Master Management Agreement with us and separate management agreements with each ship-owning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was amended and restated as of January 1, 2018 and its term was extended until January 1, 2023.  The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future will enter into a separate management agreement with Eurobulk with a term and rate as specified in the Master Management Agreement.
Under the amended and restated Master Management Agreement, as of January 1, 2018, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 annually and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e., 342.5 Euros) of that amount for any vessel laid-up.  As of January 1, 2022, the daily management fee increased to 720 Euros per vessel per day (and 360 Euros per vessel per day for laid-up vessels) to reflect inflation in Greece during 2021; it had remained unchanged at 685 Euros in 2018, 2019, 2020 and 2021; the daily management fee is to be adjusted annually for inflation in Greece every January 1st. In the case of newbuilding vessel contracts, the same management fee of 720 Euros becomes effective when construction of the vessels actually begins. On May 30, 2018, the Company signed an addendum with the Manager according to which effective May 30, 2018, the fixed cost was adjusted from $2,000,000 to $1,250,000 as a result of the Spin-off. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. There was no adjustment for inflation to the annual fee to date and, hence, we continue to pay an annual fee of $2,000,000.
Our Competitive Strengths

We believe that we possess the following competitive strengths:
•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from the Massachusetts Institute of Technology and has over 30 years of experience in investment and risk management in the maritime industry. He was a partner in a Boston-based international maritime consulting firm since 1989 prior to joining our company.

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17 years on November 30, 2022, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,212 per day for the year ended December 31, 2021. We consider this amount to be among the lowest of the publicly listed containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2021, our operational fleet utilization was 98.5%, up from 98.0% in 2020, while our commercial utilization rate increased from 97.5% in 2020 to 100% in 2021. Our total fleet utilization rate in 2021 was 98.5% compared to 95.5% in 2020.

•
Strong Relationships with Customers and Financial Institutions. We believe that we, Eurobulk and the Pittas family have developed strong industry relationships and gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. On May 30, 2018, we spun-off our drybulk fleet into EuroDry. As a result of the spin-off, we became a pure containership company. Since August 2019, we acquired twelve secondhand vessels and sold five vessels resulting in a fleet of eighteen vessels as of November 30, 2022. In 2021 and 2022, we placed orders for the construction of nine vessels, three with a carrying capacity of 1,800 teu and six with capacity of 2,800 teu, all Eco design fuel efficient containerships which are scheduled to be delivered during 2023 and 2024.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter-term time charters. We seek longer term time/spot charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken or when the market is near historically high levels we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot charter market during periods of rising charter rates. As of November 30, 2022, on the basis of our existing time charters, approximately 97% of our vessel capacity for the remainder of 2022, approximately 78% in 2023 and approximately 55% in 2024 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of September 30, 2022 calls for a reduction of approximately 7% of our debt during the fourth quarter of 2022 and an additional reduction of about 48% during 2023, excluding any new debt that we assumed or may assume. During the third quarter of 2022, we increased our debt by $19.25 million to finance two of our vessels acquired without debt financing. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase. We plan to finance approximately 55-65% of the cost of our newbuilding program with new debt.

•
Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2022 we are implementing technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees. Our current ESG report can be found on our website.

Corporate Information

Euroseas Ltd. is a holding company existing under the laws of the Marshall Islands. We maintain our principal executive offices at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece. Our telephone number at that address is +30-211-1804005.  Our website address is http://www.euroseas.gr.  The information on our website is not a part of this prospectus.

Recent Developments

From June 2022 until November 30, 2022, the Company repurchased and cancelled 225,360 common shares, under its share repurchase program for an aggregate consideration of approximately $4.4 million.
On November 1, 2022, tailshaft system damage was found on M/V "Akinada Bridge", while the ship was in drydock. Hull & Machinery and Loss of Hire underwriters have been notified and the managers are presently working to evaluate necessary repair options.
On November 14, 2022, the Board of Directors declared a cash dividend of $0.50 per Euroseas Ltd. common share payable on or about December 16, 2022 to shareholders of record on December 9, 2022.
The Securities the Selling Shareholders May Offer

The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 4,041,943 of our common shares that were previously acquired in private transactions or in the open market. We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

A prospectus supplement may describe the amounts, prices, and type of transaction in which the Selling Shareholders may offer securities and may describe certain risks in addition to those set forth below associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings set forth in this prospectus, unless otherwise specified.

RISK FACTORS
An investment in our securities involves a high degree of risk.  You should carefully consider the risks discussed under the heading "Item 3. Key Information—D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021 and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities.  Please see "Where You Can Find Additional Information – Information Incorporated by Reference." In addition, you should also consider carefully the risks set forth under the heading "Risk Factors" in any prospectus supplement before investing in any securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

USE OF PROCEEDS
All of the common shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their own account. We will not receive any of the proceeds from these sales.

SELLING SHAREHOLDERS
This prospectus relates to the proposed sale from time to time of up to 4,041,943 of our common shares beneficially owned by the Selling Shareholders named in the table below. We have filed the registration statement of which this prospectus forms a part in order to permit the Selling Shareholders to offer these shares for resale or transfer from time to time as set forth below in "Plan of Distribution".

Set forth below is information regarding the Selling Shareholders and their beneficial ownership of our common shares. The table is based upon information provided by the Selling Shareholders. The table assumes that all the shares being offered by the Selling Shareholders pursuant to this prospectus are ultimately sold in the offering.

Selling Shareholders

Name of Selling Shareholder	Common Shares Owned Before Offering (1)	Percentage of Class Prior to the Offering (2)	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering	Percentage of Class Following the Offering
Containers Shareholders Trinity Ltd.(3)	2,753,013	38.6%	2,753,013	0	0.0%
Eurobulk Marine Holdings (4)	528,169	7.4%	528,169	0	0.0%
Friends Investment Company Inc. (5)	544,473	7.6%	544,473	0	0.0%
Family United Navigation Company (6)	196,992	2.8%	196,992	0	0.0%
Synergy Holdings Limited (7)	19,296	0.3%	19,296	0	0.0%
Total	4,041,943	56.7%	4,041,943	0	0.0%
__________________________
(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and generally includes voting or investment power with respect to securities. Except as subject to community property laws or otherwise as described in the notes below, where applicable, the person named above has sole voting and investment power with respect to all common shares shown as beneficially owned by it.
(2) Based on 7,129,181 shares outstanding as of November 30, 2022.
(3) Represents 2,753,013 shares of common stock beneficially owned by Containers Shareholders Trinity Ltd. ("CST"). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors, which consists of three directors, one of which is a member of the Pittas family, Aristides P. Pittas, Vice Chairman and Director of the Company, while two are affiliated with the Pittas family: Stefania Karmiri, Secretary of the Company and Markos Vassilikos, Managing Director of Eurobulk, an affiliate of the Company. Actions by CST may be taken by a majority of the members of its Board of Directors. CST acquired its shares (i) from the Company in private transactions involving the sale of vessels owned by CST to the Company. The business address for CST is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
(4) Represents 528,169 shares of common stock beneficially owned by Eurobulk Marine Holdings ("EMH"). A majority of the shareholders of Eurobulk Marine Holdings are members of the Pittas family. Investment power and voting control by EMH resides in its board of directors which consists of three directors, who are members of the Pittas family: Nikolaos J. Pittas, Financial Manager of Eurobulk, an affiliate of the Company; Aristides J. Pittas, CEO, President and Director of the Company; and Emmanuel J. Pittas, Vice President of Eurobulk. Actions by EMH may be taken by a majority of the members of its board of directors. The business address for EMH is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
(5) Represents 544,473 shares of common stock beneficially owned by Friends Investment Company Inc. ("Friends"). A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its board of directors which consists of four directors, who are members of the Pittas family: Aristides P. Pittas, Vice Chairman and Director of the Company; Aristides J. Pittas, CEO, President and Director of the Company; Nikolaos J. Pittas, financial manager of Eurobulk, an affiliate of the Company; and Emmanuel Pittas, Vice President of Eurobulk. Actions by Friends may be taken by a majority of the members on its board of directors. The business address for Friends is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
(6) Represents 196,992 shares of common stock beneficially owned by Family United Navigation Co. ("Family United"). A majority of the shareholders of Family United are members of the Pittas family. Investment power and voting control by Family United resides in its board of directors which consists of four directors, who are members of the Pittas family: Aristides P. Pittas, Vice Chairman and Director of the Company; Despina Pita; Pantelis A. Pittas; and Eleni A. Pita. Actions by Family United may be taken by a majority of the members on its board of directors. The business address for Family United is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
(7) Represents 19,296 shares of common stock beneficially owned by Synergy Holdings Ltd. ("SHL"). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL.  Mr. Papathomas is a director of the Company. The business address for SHL is Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda.

OUR CAPITALIZATION
A prospectus supplement will include information on the Company's consolidated capitalization.

DIVIDEND POLICY
A description of our dividend policy can be found in Item 8.A "Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy" of our Annual Report on Form 20-F for the year ended December 31, 2021, incorporated by reference in this prospectus. On May 23, 2022, we announced the reinstatement of the Company's common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022 paid on June 15, 2022 to shareholders of record as of June 9, 2022. On August 10, 2022, we announced the declaration of another quarterly dividend of $0.50 per share for the second quarter of 2022 paid on September 16, 2022 to shareholders of record as of September 9, 2022. On November 14, 2022, we announced the declaration of another quarterly dividend of $0.50 per share for the third quarter of 2022, payable on or about December 16, 2022 to shareholders of record as of December 9, 2022.

PLAN OF DISTRIBUTION
The Selling Shareholders, which as used herein include donees, pledgees, transferees or other successors in interest, including any successor funds thereto, and their respective affiliates that are direct or indirect equity investors in us, including other successors in interest selling our common shares received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of our common shares, including on any stock exchange, quotation service, market or other trading facility on which our common shares are listed or traded, in the over-the-counter market, through underwriters, through agents, to dealers, or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices (which may be above or below market prices prevailing at the time of sale), at negotiated prices or otherwise.

The Selling Shareholders may sell, transfer or otherwise dispose of our common shares offered in this prospectus through:

o	one or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may reposition and resell a portion of the block, as principal, in order to facilitate the transaction;

o	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

o	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

o	underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

o	an exchange distribution in accordance with the rules of the applicable exchange;

o	broker-dealers, who may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

o	public or privately negotiated transactions;

o	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

o	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

o
trading plans entered into by the Selling Shareholders pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

o	any combination of the foregoing; or

o	any other method permitted pursuant to applicable law.

The Selling Shareholders may from time to time, pledge or grant a security interest in some or all of our common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the donee, pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.  The Selling Shareholders also may transfer our common shares in other circumstances, in which case the donees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common shares in the course of hedging the positions they assume.  The Selling Shareholders may also sell our common shares short and deliver these common shares to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of our common shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders also may sell all or a portion of our common shares in open market transactions in reliance upon Rule 144 under the Securities Act, regardless of whether the shares are offered in this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

There can be no assurance that the Selling Shareholders will sell any or all of our common shares offered by this prospectus.

The aggregate proceeds to the Selling Shareholders from the sale of our common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of our common shares may be deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may therefore be underwriting discounts and commissions under the Securities Act.  Selling Shareholders who are deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have informed the Selling Shareholders that the anti-manipulation rules of Regulation M, promulgated under the Exchange Act, may apply to sales of our common shares by the Selling Shareholders in the market and to the activities of the Selling Shareholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Shareholders may indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of any of our common shares pursuant to this prospectus.

At the time that any particular offering of common shares is made, to the extent required by the Securities Act, a prospectus or prospectus supplement or, if appropriate, a post-effective amendment, will be distributed, setting forth the terms of the offering, including the aggregate number of common shares being offered, the purchase price of the common shares, the public offering price of the common shares, the names of any underwriters, dealers or agents and any applicable discounts or commission.

In order to comply with the securities laws of some states, if applicable, our common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states our common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear the costs relating to the registration and sale of the common shares offered by the Selling Shareholders under this Registration Statement, other than any underwriting discounts and commissions and transfer taxes, if any.  We have agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities of any violation by the Company of the Securities Act, the Exchange Act and state securities laws applicable to the Company and relating to the registration of the shares offered by this prospectus that have not resulted from written information provided by the Selling Shareholders to us expressly for use in connection with such registration.  We have agreed with the Selling Shareholders to use best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of our common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (b) when all of the common shares owned by the Selling Shareholders may be resold pursuant to Rule 144 under the Securities Act without restriction as to volume or manner of sale.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the capital stock offered under this prospectus.  For the complete terms of our capital stock, please refer to our amended and restated articles of incorporation that are filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2010 filed on May 27, 2011, which are incorporated by reference herein; the articles of amendment to our amended and restated articles of incorporation that are filed as an exhibit to our Report on Form 6-K filed on January 9, 2020, which are incorporated by reference herein; our bylaws, as amended, that are filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2009 filed on May 28, 2010, which are incorporated by reference herein; the Amended and Restated Statement of Designation for the Series B Convertible Perpetual Preferred Shares, filed as an exhibit to our Report on Form 6-K filed on February 1, 2021 and incorporated by reference herein; and the Statement of Designation for the Series C Participating Preferred Stock, filed as an exhibit to our Report on Form 6-K filed on May 28, 2019 and incorporated by reference herein. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.

Authorized Capitalization
Common Shares

As of the date of this prospectus, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 7,129,181 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Shares

As of the date of this prospectus, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are currently no shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

For a full description of the terms of our Series B Preferred Shares, please see the Amended and Restated Statement of Designation for the Series B Preferred Shares, filed as an exhibit to our Report on Form 6-K filed on February 1, 2021.

Share History

All share numbers shown below reflect the 1-for-8 reverse stock split of December 19, 2019.

On August 2, 2019, we issued 687,500 common shares to Containers Trinity Shareholders Ltd as partial consideration for the m/v EM Hydra; and 246,479 common shares to Diamantis Shareholders Ltd as partial consideration for the m/v Diamantis P.

On August 7, 2019, we issued 1,882,922 common shares to Containers Trinity Shareholders Ltd as partial consideration for the m/v EM Spetses and m/v EM Kea.

During October 2019, we issued and sold 144,727 common shares for net proceeds of approximately $0.9 million through an at-the-market offering under the equity distribution agreement with Maxim Group LLC on October 30, 2018 to sell up to $10 million of our common shares through an at-the-market offering.

On November 4, 2019, our board of directors awarded 15,444 common shares to our directors, officers and key employees of Eurobulk, half of which vested on July 1, 2020 and the remainder of which vested on July 1, 2021.

On November 8, 2019, we issued and sold 528,169 common shares to Synergy Holdings Ltd for net proceeds of $3.0 million through a private placement.

On November 22, 2019, we issued and sold 528,169 common shares to Eurobulk Marine Holdings Inc. for net proceeds of $3.0 million through a private placement.

On August 3, 2020, we issued and sold 200,000 shares of common stock under our at-the-market offering for net proceeds of approximately $0.7 million.

On November 5, 2020, our board of directors awarded 45,900 common shares to our directors, officers and key employees of Eurobulk, half of which vested on November 16, 2021 and the remainder of which vested on November 16, 2022.

On November 16, 2020, the Company issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment agreed upon on November 7, 2019 as part of the agreement for the acquisition of the vessels M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp".

On November 24, 2020, the Company received notice from Colby Trading Ltd ("Colby"), which had provided the Company with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 702,247 common shares to Colby.
On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds.
On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million of net proceeds.
On June 30, 2021, the Company converted the 6,365 Series B Preferred shares into common stock by issuing 453,044 common shares covering the full redemption of the remaining Series B Preferred Shares amounting to $6,365,059.
On November 19, 2021, our board of directors awarded 49,650 common shares to our directors, officers and key employees of Eurobulk, half of which vested on July 1, 2022 and the remainder of which will vest on July 1, 2023.

On November 3, 2022, our board of directors awarded 60,000 common shares to our directors, officers and key employees of Eurobulk, half of which will vest on November 16, 2023 and the remainder of which will vest on November 15, 2024.

As of November 30, 2022, we had repurchased 225,360 shares of our common stock in the open market for approximately $4.4 million under our share repurchase plan of up to $20 million.

Share Repurchase Program

On May 23, 2022, our Board of Directors approved a share repurchase program (the "Program") to purchase up to an aggregate of $20.0 million of our common shares. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice. We will cancel common shares repurchased as part of the Program. As of November 30, 2022, we have repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 27-November 30, 2022	225,360	$21.2548	225,360	$15,210,018

Total	225,360	N/A		N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company's share capital as of November 30, 2022.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.
Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
Shareholder Meetings

Under our bylaws, as amended, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.
Shareholders Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our bylaws, as amended, may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws, as Amended

Several provisions of our amended and restated articles of incorporation and bylaws, as amended, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.
Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws, as amended, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the affirmative vote of the holders of 51% of the issued and outstanding voting shares of the Corporation. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated articles of incorporation and our bylaws, as amended, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws, as amended, provide that, subject to certain exceptions, a special meeting of shareholders may be called only by our Board of Directors, our Chairman of the Board or by the President and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Certain Business Combinations

Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any "business combination" with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.

Shareholders' Rights Plan

On May 10, 2019, we adopted a shareholder rights agreement effective as of May 27, 2019 (the "Rights Plan") and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series C Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2019. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $3.00, subject to adjustment. The rights will expire on the earliest of (i) May 31, 2029 or (ii) redemption or exchange of the rights. The Rights Plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the Rights Plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. This shareholder rights agreement replaced our existing, substantially similar shareholder rights agreement which expired on May 27, 2019.

Transfer Agent

The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company, LLC.

Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol "ESEA."

TAX CONSIDERATIONS
The following is a discussion of the material Liberian, Marshall Islands and United States federal income tax considerations applicable to us and an investment decision by United States Holders and Non-United States Holders, each as defined below, in our common stock.   This summary does not purport to deal with all aspects of United States federal income taxation, Liberian taxation or Marshall Islands taxation that may be relevant to an investor's decision to purchase common stock, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common stock as part of a straddle, persons who own 10% or more of our outstanding stock, persons deemed to sell the common stock under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holders (as defined below) whose "functional currency" is other than the United States dollar, partnerships or other pass-through entities, or persons who acquire or are deemed to have acquired the common stock in an exchange or for property other than cash, persons required to recognize income no later than when such income is reported on an "applicable financial statement," or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who acquire common stock in an offering made under this prospectus and hold the common stock as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Liberian Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Liberian tax consequences of our activities to us and holders of our common shares. Certain of our subsidiaries are incorporated in Liberia. Under current Liberian law, our Liberian subsidiaries are not subject to tax on income or capital gains, and no Liberian withholding tax will be imposed upon payments of dividends by our Liberian subsidiaries to us.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business herein and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to Euroseas Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, which we refer to as "United States source shipping income." For United States federal income tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1) it is organized in a "qualified foreign country," which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) one of the following tests is met:

(A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by "qualified shareholders," which as defined includes individuals who are "residents" of a qualified foreign country, which we refer to as the 50% Ownership Test; or

(B) its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the Publicly-Traded Test.

Each of the Republic of the Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.  Therefore, our ability to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

For the reasons discussed below, we believe that we satisfied the Publicly-Traded Test for the 2021 taxable year and therefore we will qualify for benefits of Section 883 of the Code for the 2021 taxable year, and expect to satisfy the Publicly-Traded Test for the 2022 taxable year.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are "primarily traded" on the Nasdaq Capital Market, which is an established securities market for these purposes.

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for most of the 2021 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2021 taxable year, and expect to satisfy the Publicly-Traded Test for the 2022 taxable year.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5% Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or 5% Shareholders, the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2021 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We expect to satisfy the Publicly-Traded Test for the 2022 taxable year.

Taxation in Absence of Exemption

To the extent that the benefits of Section 883 are unavailable for any taxable year, our United States source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business for any taxable year.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules.  This discussion only addresses considerations relevant to those United States Holders who purchase common shares in an offering made under this prospectus and hold such shares as capital assets, that is, generally for investment purposes.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Non-Corporate Holder will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in his common shares—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company", or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income.  Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for a taxable year, a United States Holder of our common stock would be required to file an annual information return on Form 8621 with the IRS.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  Since our common shares are traded on the Nasdaq Capital Market, we believe that our common shares can be treated as "marketable stock".  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common stock, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  United States Holders (including United States entities) and Non-United States Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee		$8,873
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Miscellaneous	$		*
Total		$8,873	*

*	To be updated, if necessary, by amendment, supplement or as an exhibit to Report on Form 6-K that is incorporated by reference in this registration statement.

EXPERTS
The consolidated financial statements of Euroseas Ltd. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this Prospectus by reference to Euroseas Ltd.'s annual report on Form 20-F for the year ended December 31, 2021, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report.  Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

LEGAL MATTERS
The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file and obtain copies at prescribed rates from the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.  In addition, you can obtain information about us at the offices of the Nasdaq Capital Market.  Further information about our company is available on our website at http://www.euroseas.gr.  The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to "incorporate by reference" information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

In addition to the documents identified elsewhere in this prospectus as being incorporated by reference, we incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
Our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Commission on April 22, 2022, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•
Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on July 26, 2022, which contains the results of the Company's 2022 Annual General Meeting, held on July 22, 2022.

•
Exhibit 1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 11, 2022, which contains the Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information of the Company as of and for the six-month period ended June 30, 2022.

•
Exhibit 1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 14, 2022 (except for the paragraph beginning with "Aristides Pittas, Chairman and CEO of Euroseas commented:" and the next three paragraphs), which contains a press release reporting the Company's results for the nine-month period and quarter ended September 30, 2022.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.  In all cases, you should rely on the later information over different information included in this prospectus or any prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not, and any underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above-mentioned filings or any subsequent filing we incorporated by reference in this prospectus by writing or telephoning us at the following address:

Euroseas Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece
+30-211-1804005

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for each quarter of each fiscal year. The audited financial statements will be prepared in accordance with accounting principles generally accepted in the United States and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the Nasdaq Capital Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a "foreign private issuer", we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS
The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the vessel is not laden with cargo.

Bareboat charter. A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel's engines, generators and boilers.

Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel pursuant to a charter.

Charterhire. Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate. The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Containerships. Vessels which are specially designed and built to carry large numbers of containers.

Deadweight ton or "dwt". A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Deep sea containership. A Deep Sea containership has a cargo carrying capacity of more than 3,000 teu and mostly serves the mainlane East-West container trade routes.

Drybulk. Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers. Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Feeder. A short-sea containership having a cargo carrying capacity of less than 3,499 teu that transfers cargo between a central "hub" port and smaller "spoke" ports.

Fully cellular containership. A containership equipped throughout with fixed cell guides for containers.

Freight. Money paid to the shipowner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate containership. An Intermediate containership has a cargo carrying capacity between 3,500 and 6,000 teu and mostly serves the North-South and Intermediate container trade routes.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton. A unit of weight equal to 1,000 kilograms.

Newbuilding. A new vessel under construction or just completed.

Off-Hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Period charter. A period charter is an industry term referring to both time and bareboat charters that last for more than a single voyage.

Pools. Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contacts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called "Clubs") formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short fund. A contract of affreightment to carry cargo.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, constituting mostly of a single voyage between one load port and one discharge port.

Spot market. The market for the immediate chartering of a vessel usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $ per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenues gross of commissions and dividing the net amount (time charter equivalent revenues) by the voyage days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which the vessels may be employed during specific periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel for an agreed period. This is either a specific fixed period of time or a specific number of loaded voyages. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner as described under Time Charter and Voyage Charter.

Ton. See "Metric ton."

Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.                      Indemnification of Directors and Officers.

The bylaws, as amended, of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 9.                      Exhibits

A list of exhibits included as part of this registration statement is set forth in the Description of Exhibits which immediately precedes such exhibits and is incorporated herein by reference.

Item 10.                      Undertakings.

The undersigned registrant hereby undertakes:

(a)	Under Rule 415 of the Securities Act,

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement unless the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)(i)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, to any purchaser;

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in this Registration Statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)–(d) Not applicable.

(e)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(f)–(g)	Not applicable.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i)	Not applicable.

(j)
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

(k)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maroussi, country of Greece on December 7, 2022.

EUROSEAS LTD.

By:	/s/ Aristides J. Pittas
Name:	Aristides J. Pittas
Title:	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aristides J. Pittas and Dr. Anastasios Aslidis his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aristides J. Pittas	Chairman of the Board of Directors,	December 7, 2022
Aristides J. Pittas	President, Chief Executive Officer
(Principal Executive Officer)

/s/ Dr. Anastasios Aslidis	Chief Financial Officer, Treasurer and Director	December 7, 2022
Dr. Anastasios Aslidis	(Principal Financial and Accounting Officer)

/s/ Aristides P. Pittas	Vice Chairman and Director	December 7, 2022
Aristides P. Pittas

/s/ Apostolos Tamvakakis	Director	December 7, 2022
Apostolos Tamvakakis

/s/ Panagiotis Kyriakopoulos	Director	December 7, 2022
Panagiotis Kyriakopoulos

/s/ George Taniskidis	Director	December 7, 2022
George Taniskidis

/s/ Andreas Papathomas	Director	December 7, 2022
Andreas Papathomas

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Euroseas Ltd., has signed this Registration Statement on Form F-3 in the City of Watchung, New Jersey on December 7, 2022.

By:	/s/ Dr. Anastasios Aslidis
Name: Dr. Anastasios Aslidis
Authorized Representative in the United States

Exhibits	Description of Exhibits

4.1	Specimen common share certificate (1)
4.2	Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Participating Preferred Stock of Euroseas Ltd. (2)
4.3	Statement of Designation of the Rights, Preferences and Privileges of Series C Participating Preferred Stock of Euroseas Ltd. (3)
4.4	Form of Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC (4)
4.5
Amendment to Registration Rights Agreement, dated as of March 14, 2014 to the Registration Rights Agreement, dated as of January 26, 2014, as amended by and among Euroseas Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (5)

4.6	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited (6)
5.1	Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to Euroseas Ltd., as to the validity of the common shares
8.1	Opinion of Seward & Kissel LLP as to tax matters
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)
24.1	Power of Attorney (contained on signature page)
107	Calculation of Filing Fee Table

(1)	Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 333-152089) filed with the Commission on July 2, 2008.
(2)	Incorporated herein by reference to Exhibit 1 to the Company's report on Form 6-K filed with the Commission on February 1, 2021.
(3)	Incorporated herein by reference to Exhibit 3.1 to the Company's report on Form 6-K filed with the Commission on May 27, 2019.
(4)	Incorporated herein by reference to Exhibit 4.1 to the Company's report on Form 6-K filed with the Commission on May 27, 2019.
(5)	Incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 6-K filed with the Commission on March 18, 2014.
(6)	Incorporated herein by reference to Exhibit 4.20 to the Company's Annual Report on Form 20-F filed with the Commission on April 22, 2022.